Exhibit 99.1

NEWS RELEASE
BROOKFIELD PROPERTIES RENEWS ONE-MILLION-SQUARE-FOOT
LEASE IN CALGARY
CALGARY, October 2, 2008 — Brookfield Properties Corporation (BPO: NYSE, TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (BPP: TSX) today announced that tenant Petro-Canada has renewed its lease through 2028 and expanded its premises by 70,000 square feet at Petro-Canada Centre in Calgary.
Petro-Canada currently leases 945,000 square feet at the 1.9-million-square-foot office complex, which is 100% leased. Its current lease runs through 2013, but the company decided to renew early for an additional 15 years and increase its current premises to over one million square feet.
“Petro-Canada’s decision to renew and expand at the property which bears its name is another example of a major energy sector tenant making a long-term commitment to downtown Calgary,” said Tom Farley, president and COO of Canadian Commercial Operations at Brookfield Properties. “The office market in Calgary is one of the healthiest in North America and this deal is a further indicator of the economic strength of Calgary and the province of Alberta.”
Brookfield Properties owns and manages eight properties in downtown Calgary encompassing over six million square feet. The two-tower Petro-Canada Centre complex is one of the most iconic business addresses in Canada. The West Tower is the tallest structure in Western Canada, rising 706 feet from street level.
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About Brookfield Properties Corporation
One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties in major U.S. and Canadian cities. The portfolio is comprised of interests in 108 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company also holds interests in over 16 million square feet of high-quality, centrally located development and redevelopment properties in its major markets. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

About BPO Properties Ltd.
BPO Properties Ltd., 89% owned by Brookfield Properties Corporation, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of 27 commercial properties totaling 18.1 million square feet and five development sites totaling 5.7 million square feet. Landmark properties include First Canadian Place in Toronto and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.
Forward-Looking Information
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties and BPO Properties believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the companies’ properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the companies’ accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the companies with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties (BPO Properties) — Company and Real Estate Industry Risks.” The companies undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by securities laws.
Contact:  Melissa Coley, Vice President, Investor Relations and Communications
telephone:  O – (212) 417-7215   email:  mcoley@brookfieldproperties.com